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         VIMPELCOM AND CORBINA-TELECOM ENTER INTO AGREEMENTS RELATING TO
                       VIMPELCOM'S MOSCOW D-AMPS NETWORK
         ---------------------------------------------------------------


Moscow (June 6, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced that it has entered into a series of agreements with ZAO "InvestElectroSvyaz" (which operates under the "Corbina-Telecom" brand name in Russia) in order to utilize the excess capacity on VimpelCom's D-AMPS network in the city of Moscow and the Moscow region. VimpelCom will continue to operate and maintain its Moscow D-AMPS network, servicing its existing Moscow D-AMPS subscribers and attracting new subscribers to its network.

According to the agreements, subject to receipt of the necessary permissions for the transfer of equipment, Corbina-Telecom will enter into a sale and operating lease transaction for approximately half of VimpelCom's D-AMPS equipment used in the Moscow license area. Corbina-Telecom, acting as VimpelCom's agent, will have the right to attract new subscribers to VimpelCom's network. Corbina-Telecom will pay VimpelCom a total of $16.5 million (excluding VAT) for the equipment, with one-half of this purchase price to be paid within thirty days of execution of the agreements and the remainder to be paid by April 2004. In addition, during the next four years Corbina-Telecom will pay service fees to VimpelCom of $1 million per year (net of the rent payments), subject to adjustment based on the number of subscribers that Corbina-Telecom attracts.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This Form 6-K contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements regarding certain payments to be made by Corbina-Telecom to VimpelCom in the future. These statements are based on the current agreements with Corbina-Telecom, as well as management's best assessment of the Company's Moscow D-AMPS network. This transaction involves risks and uncertainties, and the actual outcome of this transaction may differ materially from these statements as a result of unforeseen developments relating to the Company's D-AMPS license and frequencies, governmental regulations of the wireless telecommunications industry, general political uncertainties in Russia, general economic developments in Russia and other factors. Although Corbina-Telecom's payment obligations to the Company under the terms of the agreements are secured by the equipment that Corbina-Telecom is acquiring, VimpelCom cannot assure investors that Corbina-Telecom will satisfy these payment obligations in full and within the periods specified in the agreements. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom expressly disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this Form 6-K, or to make corrections to reflect future events or developments.

For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com